UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                                   MPLC, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    600179105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Scott Walker
                                 c/o MPLC, Inc.
                          42 Corporate Park, Suite 250
                            Irvine, California 92606
                                  (949)777-3710
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 12, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 19)

---------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP NO.  600179105                                          PAGE 2 OF 19 PAGES
--------------------                                          ------------------

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1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scott Walker
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)

                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see Instructions)

         OO
--------------------------------------------------------------------------------
5        CHECK BOX OF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         815,040,031

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,599,914,885
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         815,040,031

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,040,031
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         (see Instructions)                                                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see Instructions)

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of MPLC, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 42 Corporate Park, Suite 250, Irvine, California 92606.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed individually by Scott Walker, a citizen of the United States ("Walker"). Walker is the Chief Marketing Officer of the Company. Walker is also the Chief Marketing Officer of New Motion, Inc. ("New Motion"), which is a newly owned subsidiary of the Company.

         The principal business address of Walker is c/o MPLC, Inc, 42 Corporate Park, Suite 250, Irvine, California 92606. During the last five years, Walker has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated January 31, 2007 ("Exchange Agreement"), by and among the Company, New Motion, each of the stockholders of New Motion ("Stockholders") and Trinad Capital Master Fund, Ltd. ("Trinad"), occurred on February 12, 2007.

         At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding equity interests of New Motion (the "Interests") from the Stockholders, and the Stockholders contributed all of their Interests to the Company. In exchange for the Interests, the Company issued to the Stockholders 500,000 shares ("Series C Preferred Shares") of its Series C Convertible Preferred Stock, par value $0.10 per share (the "Series C Preferred Stock"), which will be convertible into that number of shares ("Conversion Shares") of the Company's Common Stock, equal to 9,000,000, less the number of shares of Common Stock (on a post-Reverse Split (as hereinafter defined) basis) issuable upon the exercise of all New Motion options and warrants following their assumption by the Company. Of these shares, Walker received 161,578 shares of Series C Preferred Stock, which shall be convertible into 704,191,309 shares of Common Stock, in exchange for his Interests in New Motion.

         Each  share  of  Series  C   Preferred   Stock  is   convertible   into
approximately 4358.21 shares of the Company's Common Stock (the "Conversion Rate"). The Company intends to amend its restated certificate of incorporation, as amended, to provide for an increase in its authorized shares of Common Stock from 75,000,000 to 100,000,000 and a 1-for-300 reverse stock split (the "Reverse Split"). The Series C Preferred Stock will immediately and automatically be converted into shares of Common Stock (the "Mandatory Conversion") upon the approval by holders of a majority of the Company's Common Stock (voting together on an as-converted-to-common-stock basis) of this amendment. Upon the effectiveness of such amendment, the Company will have a sufficient number of authorized but un-issued and un-reserved shares of Common Stock to allow for the full conversion of all of the outstanding shares of Series C Preferred Stock and all other securities convertible into or exchangeable for Common Stock. The Company anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the amendment of its restated certificate of incorporation, as amended. The amendment to the Company's restated certificate of incorporation, as amended, was approved by the board of directors of the Company on February 13, 2007. If approved, upon the effectiveness of the Reverse Split, the Conversion Rate will be adjusted downward to account for the Reverse Split.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D by Walker is based on Walker's ownership of 161,578 shares of the Company's Series C Preferred Stock, on an as converted basis prior to the proposed Reverse Split and also includes 4,314,631 shares of Common Stock (on a pre-Reverse Split basis) that may be acquired by Walker within 60 days of February 12, 2007 upon the exercise of outstanding warrants held by Walker and 106,534,091 shares of Common Stock (on a pre-Reverse Split basis) that may be acquired by Walker within 60 days of February 12, 2007 upon the exercise of outstanding stock options issued to Walker. The beneficial ownership of the Company's Common Stock reported in this Schedule 13D by Walker assumes a total of 3,004,106,500 shares of the Company's Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split basis.

         Effective as of the Closing, Walker, Raymond Musci ("Musci"), MPLC Holdings, LLC ("MPLC Holdings"), Europlay Capital Advisors, LLC ("Europlay"), and Trinad agreed to vote their shares of the Company's Common Stock (voting together on an as-converted-to-Common-Stock basis) to (i) elect Robert S. Ellin or such other person designated by Trinad from time to time (the "Trinad Designate") to the Company's board for a period of one year following the Closing, and (ii) approve the increase in the authorized shares of Common Stock which the Company shall have the authority to issue, the Reverse Split, a corporate name change, and a stock incentive plan (clause (ii) is referred to herein as the "Actions").

         The Voting Agreement, dated February 12, 2007, by and among Walker, Musci, MPLC Holdings, Europlay and Trinad is attached hereto as Exhibit 1, and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         All of the 815,040,031 shares of Common Stock to which this Schedule 13D relates are held by Walker as an investment. Walker disclaims any membership in a group relating to the Company except with respect to the Actions described above to which Walker, Musci, MPLC Holdings, Europlay and Trinad have agreed to vote. As a result of the Closing, Walker owns 26.2% of the total combined voting power of all classes of the Company's capital stock.

         On February 13, 2007, the board of directors authorized the Actions, and resolved to present to the stockholders of the Corporation the proposed Actions for their approval. The Company anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the Actions. These actions will cause the Mandatory Conversion.

         Subject to the approval of the Company's stockholders to effect the Reverse Split, upon the Mandatory Conversion (assuming no exercise or conversion of outstanding options, warrants or convertible securities), and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the holders of the Company's capital stock will hold the following number of shares representing the following percentage of its outstanding Common Stock: the holders of Series C Preferred Stock will, in the aggregate, own approximately 7,263,688 shares of Common Stock, representing approximately 72.5% of the outstanding shares of Common Stock; the existing holders of Common Stock will own approximately 250,000 shares of Common Stock representing approximately 2.5% of the outstanding shares of Common Stock; the existing holder of Series A Preferred Stock will own approximately 1,200,000 shares of Common Stock, representing approximately 12% of the outstanding shares of Common Stock; and the existing holders of Series B Preferred Stock will own approximately 1,300,000 shares of Common Stock, representing approximately 13% of the outstanding shares of Common Stock. The shares of Common Stock received in the Reverse Split will be subject to round up for fractional shares.

         Other than as described in this Schedule 13D, Walker does not have any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of February 12, 2007, Walker beneficially owned 815,040,031 shares of the Company's Common Stock on an as converted basis prior to the proposed Reverse Split (the "Walker Shares"). This includes 4,314,631 shares of Common Stock that may be acquired within 60 days of February 12, 2007 upon the exercise of outstanding warrants, 106,534,091 shares of Common Stock that may be acquired within 60 days of February 12, 2007 upon the exercise of outstanding stock options, and 161,578 shares of Series C Preferred Stock which are convertible into 704,191,309 shares of the Company's Common Stock upon the Mandatory Conversion. Assuming a total of 3,004,106,500 shares of the Company's Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the Walker Shares constitute approximately 26.2% of the shares of the Company's Common Stock issued and outstanding.

         Walker also holds shared voting power over shares of the Company's Common Stock, prior to the proposed Reverse Split, held by Trinad (429,750,000 shares of Common Stock, which includes 69,750,000 shares of Common Stock, and 360,000,000 shares of Common Stock underlying the Series A Preferred Stock owned by Trinad), Musci (130,746,384 shares of Common Stock underlying the Series C Preferred Stock), MPLC Holdings (821,507,861 shares of Common Stock underlying the Series C Preferred Stock) and Europlay (217,910,640 shares of Common Stock underlying the Series C Preferred Stock). In the event that any of Trinad, Musci, MPLC Holdings or Europlay fails to vote their respective shares to approve each of the Actions, each has granted to an executive officer of MPLC, Inc. (which includes Walker) a proxy to vote their respective shares to approve such Actions. Walker hereby expressly disclaims beneficial ownership over any shares held by Trinad, Musci, MPLC Holdings or Europlay and disclaims any shared voting power with respect to any matters other than the Actions.

         The  information  of Trinad that would be required under Item 2 of this
Schedule 13D is as follows:

(a)      Name:                      Trinad Capital Master Fund, Ltd.
(b)      Business Address:          2121 Avenue of the Stars, Suite 1650
                                    Los Angeles, California 90067
(c)      Occupation:                Institutional Investor
(d)      Conviction:                N/A
(e)      CivilProceedings:          N/A
(f)      State of Incorporation:    Cayman Islands Corporation

         As of February 12, 2007, Trinad beneficially owned 429,750,000 shares of the Company's Common Stock prior to the proposed Reverse Split (the "Trinad Shares"). Assuming a total of 3,004,106,500 shares of the Company's Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the Trinad Shares constitute approximately 14.3% of the shares of the Company's Common Stock issued and outstanding.

         The  information  of Musci that would be required  under Item 2 of this
Schedule 13D is as follows:

(a)      Name:                      Raymond Musci
(b)      Business Address:          c/o MPLC, Inc.
                                    42 Corporate Park, Suite 250, Irvine,
                                    California 92606
(c)      Occupation:                President of MPLC, Inc., President of
                                    New Motion, Inc.
                                    Address of MPLC, Inc. and New Motion, Inc.:
                                    42 Corporate Park, Suite 250, Irvine,
                                    California 92606
(d)      Conviction:                N/A
(e)      Civil Proceedings:         N/A
(f)      Citizenship:               United States of America

         As of February 12, 2007, Musci beneficially owned 130,746,384 shares of the Company's Common Stock on an as converted basis prior to the proposed Reverse Split (the "Musci Shares"), based on Musci's beneficial ownership of 30,000 shares of the Company's Series C Preferred Stock. Assuming a total of 3,004,106,500 shares of the Company's Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the Musci Shares constitute approximately 4.4% of the shares of the Company's Common Stock issued and outstanding.

         The information of MPLC Holdings that would be required under Item 2 of this Schedule 13D is as follows:

(a)      Name:                      MPLC Holdings, LLC
(b)      Business Address:          15260 Ventura Boulevard, 20th Floor
                                    Sherman Oaks, CA 91403
(c)      Occupation:                Institutional Investor
(d)      Conviction:                N/A
(e)      Civil Proceedings:         N/A
(f)      State of Incorporation:    Delaware

         As of February 12, 2007, MPLC Holdings beneficially owned 821,507,861 shares of the Company's Common Stock prior to the proposed Reverse Split (the "MPLC Holding Shares"), based on MPLC Holding's beneficial ownership of 188,496.5 shares of the Company's Series C Preferred Stock. Assuming a total of 3,004,106,500 shares of the Company's Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the MPLC Holding Shares constitute approximately 27.4% of the shares of the Company's Common Stock issued and outstanding.

         The information of Europlay that would be required under Item 2 of this
Schedule 13D is as follows:

(a)      Name:                      Europlay Capital Advisors,  LLC
(b)      Business Address:          15260 Ventura Boulevard, 20th Floor
                                    Sherman Oaks, California 91403
(c)      Occupation:                Institutional Investor
(d)      Conviction:                N/A
(e)      Civil Proceedings:         N/A
(f)      State of Incorporation:    Delaware

         As of February 12, 2007, Europlay beneficially owned 217,910,640 shares of the Company's Common Stock prior to the proposed Reverse Split (the "Europlay Shares"), based on Europlay's beneficial ownership of 50,000 shares of the Company's Series C Preferred Stock. Assuming a total of 3,004,106,500 shares of the Company's Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the Europlay Shares constitute approximately 7.3% of the shares of the Company's Common Stock issued and outstanding.

         Walker has the sole power to vote and dispose of the Walker Shares. As described above, Walker, as an executive officer of the Company, may also share with the other executive officers of the Company the power to vote the Musci Shares, the MPLC Holding Shares, the Europlay Shares and the Trinad Shares, with respect to the Actions.

         Transactions by the Reporting Person in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

         The Voting Agreement dated February 12, 2007, by and among Trinad, Musci, MPLC Holdings, Europlay and Walker is attached hereto as Exhibit 1, and incorporated herein by reference.

         Trinad, Musci, MPLC Holdings, Europlay and Walker have agreed to vote their shares to elect the Trinad Designate for a one year period following the Closing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.
-------
1 Voting Agreement dated as of February 12, 2007, by and among Walker, Trinad and each of the other persons whose signature appears under the caption "Stockholders" on the signature page thereof.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated: February 22, 2007                    /S/ SCOTT WALKER
                                            ------------------------------------
                                                Scott Walker

                                  EXHIBIT INDEX

Exhibit
  No.
-------
1 Voting Agreement dated as of February 12, 2007, by and among Walker, Trinad and each of the other persons whose signature appears under the caption "Stockholders" on the signature page thereof.

                                                                       EXHIBIT 1

                                VOTING AGREEMENT

         This VOTING AGREEMENT, dated as of this 12 day of February, 2007 ("Agreement"), is by and among Trinad Capital Master Fund, Ltd. ("Trinad") and each of the other persons whose signature appears under the caption "Stockholders" on the signature page hereof. For purposes of this Agreement, Trinad, and each person whose signature appears on the signature page hereof shall be referred to herein individually as "Stockholder" and collectively as the "Stockholders".

         WHEREAS, immediately following the Exchange (as defined below), each Stockholder will own beneficially of record or have the power to vote, or direct the vote of, either shares of common stock, par value $0.001 per share ("Common Stock"),shares of Series A Convertible Preferred Stock, par value $0.10 per share ("Series A Preferred Stock"), or shares of Series C Convertible Preferred Stock, par value $0.10 per share ("Series C Preferred Stock", and together with the Series A Preferred Stock, the "Preferred Stock") of MPLC, Inc., a Delaware corporation ("MPLC"), as set forth opposite such Stockholder's name on EXHIBIT A hereto (all such shares of Common Stock and Preferred Stock and any shares of which ownership of record or the power to vote is hereafter acquired by the Stockholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the "Stock");

         WHEREAS, MPLC, New Motion, Inc., a Delaware corporation ("New Motion"), the Stockholders and certain other equity owners of New Motion have entered into an Exchange Agreement, dated January 31, 2007 (as the same may be amended from time to time) (the "Exchange Agreement") which provides, upon the terms and subject to the conditions thereof, for the exchange of all of the shares of New Motion for shares of MPLC's equity securities (the "Exchange");

         WHEREAS, MPLC's Preferred Stock is convertible into Common Stock pursuant to a Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock and a Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock, as applicable;

         WHEREAS, as a condition to the consummation of the Exchange Agreement, the Stockholders have agreed to enter into this Agreement; and

         WHEREAS, the capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Exchange Agreement.

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Exchange Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I
                          VOTING OF STOCK FOR DIRECTORS

         SECTION 1.01 VOTE IN FAVOR OF THE DIRECTORS. During the period commencing on the date hereof and terminating one year thereafter, each Stockholder, in its capacity as a Stockholder of MPLC (or successor), agrees to vote (or cause to be voted) all Stock directly or indirectly owned by the Stockholder or over which the Stockholder has the beneficial ownership or the right to vote and all Stock which such Stockholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any meeting of the Stockholders of MPLC, and in any action by written consent of the Stockholders of MPLC, in favor of the election of one person designated by Trinad (the "Trinad Designee") to the Board of Directors of MPLC and will not vote (or cause to be voted) for the removal of the Trinad Designee from the Board of Directors. Notwithstanding the foregoing, the Trinad Designee may be removed from the Board of Directors in the manner allowed by law and MPLC's governing documents, but in the event such Trinad Designee is removed as a director of the Company, Trinad shall have the right to designate and nominate such removed director's replacement.

         SECTION 1.02 SIZE OF BOARD OF DIRECTORS. The Stockholders agree that the Board of Directors of MPLC shall consist of three to seven persons during the term hereof, with the actual number to be determined by resolution of the Board of Directors and to initially equal six (6) members effective as of the Closing, and the Stockholders will take all such action to set the number of directors consistent with this Section 1.02.

         SECTION 1.03 TRINAD DESIGNEE.

         Neither the Stockholders, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of any Stockholder, makes any representation or warranty as to the fitness or competence of the Trinad Designee to serve on the Board of Directors by virtue of such party's execution of this Agreement or by the act of such party in designating or voting for such Trinad Designee pursuant to this Agreement.

         SECTION 1.04 TERM OF AGREEMENT. The obligations of the Stockholders pursuant to this Article I shall terminate on the first anniversary of the date of this Agreement.


                                   ARTICLE II
                          VOTING FOR CORPORATE ACTIONS

         SECTION 2.01 VOTE IN FAVOR OF CORPORATE MATTERS. During the term of this Agreement, each Stockholder hereby agrees and covenants to vote or cause to be voted all of his Stock then owned by him, or over which he has voting power, and all Stock which such Stockholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any regular or special meeting of stockholders, or, in lieu of any such meeting promptly following the written request of any Stockholder, to give his written consent in any action by written consent of the stockholders, in favor of each of the following items ("Actions"):

         (a) To approve an increase in the authorized number of shares of Common Stock from 75,000,000 to 100,000,000;

         (b) To approve a 1 for 300 reverse stock split with special treatment for certain of MPLC's stockholders to preserve round lot stockholders ("Reverse Split");

         (c) To approve the change of the name of MPLC to a name selected by the Stockholders other than Trinad;

         (d)      To approve the  adoption  of a stock  incentive  plan  ("Stock
Plan"); and

         (e) All such other actions as shall be reasonably necessary or desirable in connection with or related to the foregoing actions in (a) through
(d) above including, without limitation, any amendment to the certificate of incorporation of MPLC to effect the foregoing.

         SECTION 2.02 GRANT OF PROXY; FURTHER ASSURANCE. In the event that, in connection with any regular or special meeting of stockholders, or, in lieu of any such meeting, with a written consent in any action by written consent of the stockholders, within five (5) days following a written request thereof by an executive officer of MPLC (or a representative thereof), a Stockholder fails to vote or cause to be voted all of his Stock in favor of the Actions in accordance with the instructions set forth in such written request, or to execute a written consent in connection therewith, each Stockholder, by this Agreement, with respect to all Stock over which it has voting authority and any Stock hereinafter acquired by such Stockholder over which it may have voting authority, does hereby irrevocably constitute and appoint such executive officer, or any nominee, with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Stock as such Stockholder's proxy, at every annual, special or adjourned meeting of the stockholders of MPLC (including the right to sign his or its name (as Stockholder) to any consent, certificate or other document relating to MPLC that may be permitted or required by applicable law) in favor of the adoption and approval of each of the Actions. This proxy extends to no other matter, except for the Actions as enumerated above. Each Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in MPLC the power to carry out the provisions of this Agreement.

         SECTION 2.03 TERMINATION. The obligations of each Stockholder pursuant to this Article II shall terminate upon the adoption and approval of the Actions by the stockholders of MPLC.

         SECTION 2.04 OBLIGATIONS AS DIRECTOR AND/OR OFFICER. If a Stockholder or any of its affiliates or nominees is a member of the board of directors of MPLC (a "Director") or an officer of MPLC (an "Officer"), nothing in this Agreement shall be deemed to limit or restrict the Director or Officer acting in his or her capacity as a Director or Officer of MPLC, as the case may be, and exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to Stockholder solely in his or her capacity as a stockholder of MPLC and shall not apply to his or her actions, judgments or decisions as a Director or Officer of MPLC.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES;
                          COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby severally represents, warrants and covenants to the other Stockholders as follows:

         SECTION 3.01 AUTHORIZATION. Such Stockholder has full legal capacity and authority to enter into this Agreement and to carry out such person's obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by the other Stockholders) this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

         SECTION 3.02 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

         (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any Legal Requirement applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Stockholder, including, without limitation, the Stock, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

         (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Stockholder of such Stockholder's obligations under this Agreement.

         SECTION 3.03 LITIGATION. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of such Stockholder or any of such Stockholder's affiliates, threatened against such Stockholder or any of such Stockholder's affiliates or any of their respective properties or any of their respective officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair such Stockholder's ability to consummate the actions contemplated by this Agreement. There is no judgment, decree or order against such Stockholder or any of such Stockholder's affiliates, or, to the knowledge of such Stockholder of any of such Stockholder's affiliates, any of their respective directors or officers, in the case of a corporate entity (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the actions contemplated by this Agreement, or that would reasonably be expected to have a material adverse effect on such Stockholder's ability to consummate the actions contemplated by this Agreement.

         SECTION 3.04 TITLE TO SHARES. Such Stockholder is the legal and beneficial owner of its Stock free and clear of all Liens.


                                   ARTICLE IV
                               GENERAL PROVISIONS

         SECTION 4.01 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 4.01):


         (a)      If to any Stockholder (other than Trinad):

                  Burton Katz
                  New Motion, Inc.
                  42 Corp Park, Suite 250
                  Irvine, CA 92606
                  Phone: (949) 777-3700
                  Fax: (949) 777-3707

                  with a copy to

                  Stubbs Alderton & Markiles, LLP
                  15260 Ventura Boulevard, 20th Floor
                  Sherman Oaks, CA 91403
                  Attn:  Scott Galer, Esq.
                  (818) 444-4513 telephone
                  (818) 475-1780 telecopy

         (b)      If to Trinad:

                  Trinad Management, LLC
                  2121 Avenue of the Stars
                  Suite 1650
                  Los Angeles, CA 90067
                  Attn: Robert S. Ellin
                  Phone:
                         -------------------
                  Fax:
                       ---------------------

                  with a copy to:

                  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue
                  New York, New York 10017
                  Attn:  Kenneth R. Koch, Esq.
                  Phone: (212) 935-3000
                  Fax: (212) 983-3115

         SECTION 4.02 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 4.03 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         SECTION 4.04 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

         SECTION 4.05 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         SECTION 4.06 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

         SECTION 4.07 DISPUTES. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Los Angeles County, California.

         SECTION 4.08 NO WAIVER. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         SECTION 4.09 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         SECTION 4.10 WAIVER OF JURY TRIAL. To the extent legally permissible, each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

         SECTION 4.11 EXCHANGE AGREEMENT. All references to the Exchange Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.


                           [Signature page(s) follows]

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


STOCKHOLDERS:


TRINAD CAPITAL MASTER FUND, LTD.

By:     /s/ Robert S. Elllin
    ---------------------------------------------
        Robert S. Ellin
Title:


EUROPLAY CAPITAL ADVISORS, LLC

By:
    ---------------------------------------------


MPLC HOLDINGS, LLC

By:
    ---------------------------------------------


/S/ RAYMOND MUSCI
---------------------------------
RAYMOND MUSCI


/S/ SCOTT WALKER
---------------------------------
SCOTT WALKER

                                    EXHIBIT A

                                  STOCKHOLDERS

                                             NUMBER OF SHARES OWNED BENEFICIALLY
      NAME OF STOCKHOLDER                              AND OF RECORD (1)
--------------------------------             -----------------------------------

Trinad Capital Master Fund, Ltd.             69,750,000 shares of Stock, 1 share
                                             of Series A Preferred Stock

Raymond Musci                                30,000 shares of Series C Preferred
                                             Stock

MPLC Holdings, LLC                           188,496.5   shares   of   Series  C
                                             Preferred Stock

Europlay Capital Advisors, LLC               50,000 shares of Series C Preferred
                                             Stock

Scott Walker                                 161,578    shares   of   Series   C
                                             Preferred Stock



(1)      Prior to giving effect to the Reverse Split

(2) Each share of Series A Preferred Stock is convertible into 360,000,000 shares of MPLC's common stock (prior to giving effect to the Reverse Split), with preferred stockholders voting with common stockholders on an as converted basis.

(3) Each share of Series C Preferred Stock is convertible into approximately 4358.213 shares of MPLC's common stock (prior to giving effect to the Reverse Split), with preferred stockholders voting with common stockholders on an as converted basis.